Assertions Regarding Exemption Provisions

I, as member of management of LockeBridge Partners, Inc. ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of 17 C.F.R. §240.15c3-3(k) by operating under the exemption provided by 17 C.F.R. § 240.15c3-3(k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2015.

LockeBridge Partners, Inc.

By:

Scott Waxler
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Scott Waxler, President

2/25/16
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(Date)